October 1, 2013

Via Email
United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-7010

ATTENTION:
Brigitte Lippmann
John Reynolds
Assistant Director

Re: Argan Beauty Corp.
Registration Statement on Form S-1
Filed August 6, 2013
File No. 333-190391

Prospectus Cover Page

1. The paragraph following the table on the cover page suggests you are presenting offering proceeds under various scenarios when you are not. Please revise as appropriate. In addition, please revise your table to indicate that you are presenting the maximum proceeds to the company.

Response: We have revised our statement and the table.

Argan Beauty Corp., page 6

2. Please clarify whether Mr. Gorelik is obligated to loan you money and, if so, file any agreements. If not, revise your existing disclosure to avoid suggesting he “will loan the money to the company.”

Response: Mr. Gorelik is not obligated to loan the money to the company. We have revised existing disclosure from “will loan the money” to “plans to loan the money”.

Risk Factors, page 7

3. We note your response to comment 12 from our letter dated August 30, 2013 and reissue with additional guidance. Please note the thrust of our comment concerns your officers and directors lack of experience in the beauty products industry and the import business. Please add a risk factor addressing their lack of industry experience and contacts and discuss the impact this may have on your ability to source, import, and sell your proposed product.

Response: We have added a new risk factor on page 9.

Description of Business, page 19

4. We note your response to comment 15 from our letter dated August 30, 2013 and reissue. Please revise to address how you will source your products for sale in greater detail. It is unclear, for example, whether you will visit Morocco and meet with suppliers directly, or rely on third parties, and how you will ensure product quality and compliance with applicable laws. In this respect it is unclear whether you have budgeted for sourcing-related expenses.

Response: In response to this comment, we have added a paragraph describing in greater detail how we plan to source our products for sale. We have also included a statement about the budgeting for sourcing-related expenses.

Certain Relationships and Related Transactions, page 23

5. We note your response to comment 20 from our letter dated August 30, 2013. Please include your response in this section of the filing.

Response: We have added the statement “The company’s only promoters are Mr. Gorelik who is our president and director, and Ms. Bastidas who is our secretary” in this section.

Index to Financial Statements, page F-1

6. Please update the financial statements, as applicable, pursuant to Rule 8-08 of Regulation X. Please also provide a current consent of the independent accountant as necessary.

Response: We have updated the financial statements and provided with a current consent of our independent accountant.

Exhibits

7. We partially reissue comment 23 from our letter dated August 30, 2013. Exhibit 3.1 continues to be filed in an improper electronic format. Please re-file in an appropriate electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response: The exhibit 3.1 was re-filed in an appropriate electronic format.

Sincerely,

Vitaliy Gorelik
President
Argan Beauty Corp.